                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

                   For the fiscal year ended December 31, 2004

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the transition period from ______ to ______

                        Commission File Number: 001-09267

         A.       ENESCO GROUP, INC. RETIREMENT PLAN
                            (Full title of the plan)

         B. Enesco Group, Inc., 225 Windsor Drive, Itasca, IL 60143 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              REQUIRED INFORMATION

         The financial statements furnished for the Plan are listed in the table of contents.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



DATE: June 30, 2005                      By: /s/ Paula E. Manley
                                             ----------------------------------
                                             Paula E. Manley
                                             Chief Financial Officer

                       ENESCO GROUP, INC. RETIREMENT PLAN


                                TABLE OF CONTENTS


                                                                                                                   PAGE

Report of Independent Registered Public Accounting Firm                                                               1

Financial Statements (prepared in accordance with the financial reporting requirements of ERISA)

     Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003                                 2

     Statement of Changes in Net Assets Available for Benefits for the
        Year ended December 31, 2004                                                                                  3

Notes to Financial Statements                                                                                         4

SUPPLEMENTAL SCHEDULES

1    Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2004                               8

2    Schedule H, Line 4j - Schedule of Reportable Transactions - December 31, 2004                                    9

EXHIBITS

Consent of Independent Registered Public Accounting Firm

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Plan Administrator
Enesco Group, Inc. Retirement Plan:


We have audited the accompanying statements of net assets available for benefits of Enesco Group, Inc. Retirement Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ KPMG LLP

Chicago, Illinois
June 15, 2005

                       ENESCO GROUP, INC. RETIREMENT PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2004 and 2003

                                                                 2004               2003
                                                            ------------        -----------
Assets:
   Investments                                              $ 27,209,048         26,716,395
                                                            ------------        -----------
   Receivables:
      Company contributions                                       18,970             16,920
      Participant contributions                                   35,119             30,640
                                                            ------------        -----------
             Total receivables                                    54,089             47,560
                                                            ------------        -----------
             Net assets available for benefits              $ 27,263,137         26,763,955
                                                            ============        ===========

See accompanying notes to financial statements.

                       ENESCO GROUP, INC. RETIREMENT PLAN

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2004

Additions:
  Additions to net assets attributed to:
    Investment income:
      Interest and dividends                                                     $   575,341
      Net appreciation in fair value of investments                                1,129,731
                                                                                 -----------
        Total investment income                                                    1,705,072
                                                                                 -----------
    Contributions:
      Participant                                                                  1,578,966
      Company                                                                        767,846
                                                                                 -----------
        Total contributions                                                        2,346,812
                                                                                 -----------
        Total additions                                                            4,051,884
                                                                                 -----------
Deductions:
  Deductions from net assets attributed to:
    Benefits paid to participants                                                  3,506,610
    Administrative expenses                                                           46,092
                                                                                 -----------
        Total deductions                                                           3,552,702
                                                                                 -----------
        Net increase in assets available for benefits                                499,182
Net assets available for benefits:
  Beginning of year                                                               26,763,955
                                                                                 -----------
  End of year                                                                    $27,263,137
                                                                                 ===========

See accompanying notes to financial statements.

(1)      DESCRIPTION OF THE PLAN

         The Enesco Group, Inc. Retirement Plan (the Plan) is a defined contribution plan established by Enesco Group, Inc. (the Company) to provide eligible employees with a program to save for retirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

         As of January 1, 2003, the Plan was amended and restated so that the Plan would become a 401(k) "Safe Harbor Plan" under IRS rules. The amendments included changes in the amount of permitted employee contributions, the matching contribution formula, and vesting provisions. Also, the Plan no longer offered the Money Purchase feature as provided in previous years, as a separate Money Purchase Plan was created. Plan assets of $2,201,474 that related to the Money Purchase feature were transferred out of the Plan on January 1, 2003 into the new Money Purchase Plan created by the Company.

         (A)      ELIGIBILITY

                  All employees of the Company are eligible to become participants in the Plan on applicable entry dates, which are defined by the Plan as the first day of each calendar month.

         (B)      PARTICIPANT CONTRIBUTIONS

                  Participants may elect to contribute a minimum of 1% up to a maximum of 15% of pretax annual compensation, as defined in the Plan, subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified plans. Participants who have attained age 50 before the end of the Plan year may make additional elective deferrals (catch-up contributions).

         (C)      COMPANY CONTRIBUTIONS

                  The Company provides for matching contributions (Matching Contributions), paid in shares of the Company's common stock, of 100% of a participant's contributions not to exceed 3% of compensation for the plan year, plus 50% of contributions that exceed 3% of compensation but do not exceed 5% of compensation. A participant may change their investment allocation in the Company's common stock to other funds not more than once per fiscal quarter.

         (D)      PARTICIPANT ACCOUNTS

                  Each participant's account is credited with the participant's contribution and allocations of plan earnings/losses, net of any investment and administrative expenses, and forfeitures. Allocations are based on participant contributions, and account balances or compensation, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                  Participants direct the investment of their individual account balance into various investment options offered by the Plan, which, as of December 31, 2004, consisted of a Company stock fund and ten mutual funds.

         (E)      VESTING

                  Participants are vested immediately in their contributions and Company matching contributions plus actual earnings thereon.

         (F)      FORFEITURES

                  Forfeitures are used first to reinstate certain participants' forfeited accounts, as defined in the plan agreement, and then to pay certain plan expenses. Any excess amounts are allocated to eligible participants, as defined in the plan agreement.

         (G)      PARTICIPANT LOANS

                  Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less, less the participant's highest outstanding loan balance, if any. Loans are secured by the balance in the participant's account and bear interest at the prime interest rate as listed in The Wall Street Journal on the first business day of the calendar quarter in which the loan is issued. Principal and interest installment payments are made through payroll deductions and are payable within 5 years (except for loans used to acquire a principal residence, which are payable within 20 years).

         (H)      BENEFIT PAYMENTS

                  Participants (or their beneficiaries, as applicable) may elect to have the value of their vested account distributed in a lump-sum payment to them upon permanent disability or death, upon reaching normal retirement age (65), or upon termination of employment.

         (I)      PLAN TERMINATION

                  Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions and terminate the Plan at any time, subject to the provisions of ERISA.

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (A)      BASIS OF ACCOUNTING

                  The financial statements of the Plan are prepared under the accrual method of accounting.

         (B)      USE OF ESTIMATES

                  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         (C)      INVESTMENT VALUATION AND INCOME RECOGNITION

                  The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Company's common stock is valued at its year-end closing price. Participant loans are valued at cost, which approximates fair value.

                  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

         (D)      PAYMENT OF BENEFITS

                  Benefit payments are recorded when paid.

         (E)      ADMINISTRATIVE EXPENSES

                  Administrative expenses are generally paid by the Plan sponsor. Investment advice expenses are split between forfeitures and the Plan sponsor.

(3)      INVESTMENTS

         The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2004 and 2003:

                                                                               2004                2003
                                                                           -----------          ---------
Mutual funds:
   Vanguard Extended Market Index Fund, 144,894 and
    158,989 shares, respectively                                           $ 4,543,907          4,238,652
   Vanguard International Growth Fund, 122,599 and
    129,709, respectively                                                    2,312,221          2,092,212
   Vanguard Prime Money Market Fund, 4,469,947 and
    4,843,740 shares, respectively                                           4,469,947          4,843,740
   Vanguard Total Bond Market Index Fund, 216,396 and
    238,385 shares, respectively                                             2,222,396          2,457,754
*  Vanguard U.S. Growth Fund, 0 and
    186,058 shares, respectively                                                    --          2,820,644
   Vanguard Wellington Fund, 145,490 and 142,225 shares,
    respectively                                                             4,392,362          4,097,497
   Vanguard Windsor II Fund, 68,715 and 47,125
    shares, respectively                                                     2,111,637          1,248,354
*  Vanguard Morgan Growth Investment Fund, 155,541
    and 4,789 shares, respectively                                           2,538,435             71,213
Common stock:
** Enesco Group, Inc. common stock, 741,866 and 334,630
    shares, respectively                                                     2,811,675          3,453,386

* On March 31, 2004, funds deposited in the Vanguard US Growth Fund were liquidated and transferred to the Vanguard Morgan Growth Investment Fund.

**       Nonparticipant-directed

The Plan provides for investments in common stock and mutual funds that, in general, are exposed to various risks such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(4)      NONPARTICIPANT-DIRECTED INVESTMENTS

         Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                            DECEMBER 31,
                                                                 -------------------------------
                                                                     2004                2003
                                                                 -----------          ----------
Net assets:
 Enesco Group, Inc. common stock                                 $ 2,811,675           3,453,386
                                                                 -----------          ----------
                                                                 $ 2,811,675           3,453,386
                                                                 ===========          ==========


                                                     YEAR ENDED
                                                    DECEMBER 31,
                                                        2004
                                                    ------------
Changes in net assets:
 Contributions                                       $  844,196
 Net depreciation in fair value of
  investments                                          (730,141)
Company contribution receivable                          (2,006)
Benefits paid to participants                          (325,398)
Transfers to participant-directed
 investments                                           (428,362)
                                                     ----------
                                                     $ (641,711)
                                                     ==========

(5)      RELATED-PARTY TRANSACTIONS

         The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC). VFTC acts as trustee for the Plan. The Plan also invests in Company common stock and allows loans to participants. These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

(6)      TAX STATUS OF THE PLAN

         The Plan has received a favorable determination letter dated September 6, 2002 from the Internal Revenue Service indicating that it is qualified under Section 401(a) of the Internal Revenue Code (Code) and therefore the related trust is exempt from tax under Section 501(a) of the Code. The plan sponsor and plan administrator are not aware of any course of action or series of events that have occurred that would adversely affect the qualified status of the Plan.

                                                         SUPPLEMENTAL SCHEDULE 1

                       ENESCO GROUP, INC. RETIREMENT PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2004

                       (b) IDENTITY OF ISSUE/                                                          (e) CURRENT
 (a)               (c) DESCRIPTION OF INVESTMENT                                (d) COST                   VALUE
-----    ----------------------------------------------------                   --------              ------------
         Mutual funds:
            American Funds New Perspective                                         **                 $    298,793
  *         Vanguard Extended Market Index Fund                                    **                    4,543,907
  *         Vanguard International Growth Fund                                     **                    2,312,221
  *         Vanguard Prime Money Market Fund                                       **                    4,469,947
  *         Vanguard Total Bond Market Index Fund                                  **                    2,222,396
  *         Vanguard Target Retirement 2005                                        **                          597
  *         Vanguard Target Retirement 2015                                        **                       28,892
  *         Vanguard Target Retirement 2025                                        **                       25,191
  *         Vanguard Target Retirement 2035                                        **                       59,992
  *         Vanguard Target Retirement 2045                                        **                        3,348
  *         Vanguard Wellington Fund                                               **                    4,392,362
  *         Vanguard Total Stock Market Index Fund                                 **                    1,256,814
  *         Vanguard Windsor II Fund                                               **                    2,111,637
  *         Vanguard Morgan Growth Investment Fund                                 **                    2,538,435
         Common stock:
  *         Enesco Group, Inc. common stock (741,866 shares)                    3,058,502                2,811,675
  *      Participant loans, 5% to 7%                                               **                      132,841
                                                                                                      ------------
                                                                                                      $ 27,209,048
                                                                                                      ============

*        Represents a party-in-interest.

**       Cost omitted for participant-directed investments.

See accompanying report of independent registered public accounting firm.

                                                        SUPPLEMENTAL SCHEDULE 2


                       ENESCO GROUP, INC. RETIREMENT PLAN

            Schedule H, Line 4j - Schedule of Reportable Transactions

                                December 31, 2004

           (a)                              (b)                      (c)         (d)        (g)           (h)              (i)
                                                                                                     CURRENT VALUE
                                                                                                      OF ASSET ON
                                                                  PURCHASE     SELLING    COST OF     TRANSACTION      NET GAIN OR
IDENTITY OF PARTY INVOLVED         DESCRIPTION OF ASSETS           PRICE        PRICE      ASSET         DATE            (LOSS)
--------------------------    -------------------------------    ---------     -------    -------     -----------     ------------
    The Vanguard Group        Enesco Group, Inc. common stock    $ 877,847          --         --        877,847             --
    The Vanguard Group        Enesco Group, Inc. common stock           --     789,417    728,746        789,417         60,671

See accompanying report of independent registered public accounting firm.